October 31, 2006



Via EDGAR Transmission

Ms. Cecilia D. Blye
Chief, Office of Global Security Risk
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010


RE:  Turkcell Iletisim Hizmetleri A.S.
     Form 20-F for the Fiscal Year Ended December 31, 2005
     (File No. 1-15092)


Dear Ms. Blye:

We are writing in response to your letter of September 26, 2006, to Mr. Muzaffer Akpinar, containing comments with respect to the Form 20-F Report of Turkcell Iletisim Hizmetleri A.S. ("Turkcell" or "us") for the fiscal year ended December 31, 2005 (the "Form 20-F"). Please be advised that Mr. Akpinar resigned as our chief executive officer, effective June 23, 2006. For your convenience, we have repeated your comments along with our reply. Capitalized terms used in this letter without definition are used as defined in the Form 20-F for 2005.


General

1. We note from your corporate website that you have arrangements with operators in Cuba, Iran, Sudan, and Syria to enable your customers to gain access to international roaming services in those countries. Your Form 20-F does not contain any information regarding roaming arrangements in Cuba, Iran, Sudan, and Syria, countries identified as state sponsors of terrorism by the U.S. State Department and subject to U.S. economic sanctions and/or export controls. Please describe these arrangements to us, and any other agreements or arrangements pursuant to which you facilitate telecommunications in or with Cuba, Iran, Sudan and Syria. Discuss the extent to which such arrangements or agreements involve the governments of these countries, or entities controlled by their governments. Quantify the approximate amount of receipts and obligations associated with arrangements or agreements involving such governments or government-controlled entities during each year for which financial statements are provided in the Form 20-F.


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Ms. Cecilia Blye
U.S. Securities and Exchange Commission
October 31, 2006
Page 2

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               As noted in your letter to us, we do have roaming agreements with telecommunications operators in Cuba, Iran, Sudan and Syria through which these operators may provide mobile telecommunications services to our subscribers when our subscribers are within such operators' service areas and we may provide mobile telecommunications services to such operators' subscribers when such subscribers are within our service areas. Each of these roaming agreements is based on a standard form provided by the GSM Association for International GSM roaming agreements. The entities with which we maintain roaming agreements for each of Cuba, Iran, Sudan and Syria are as follows:

       Cuba

       We currently have a roaming agreement with Empresa de
       Telecomunicaciones Celulares del Caribe S.A. (also known as C-COM or Cubacel) of Havana, Cuba.

       Iran

       We currently have roaming agreements with the following telecommunications operators:

       o Telecommunication Kish Company (also known as TKC KIFZO) of Kish Island, Iran;

       o  Mobile Company of Iran (also known as MCI) of Tehran, Iran; and

       o  Rafsanjan Industrial Complex (Coop) (also known as Taliya).

       Our roaming agreement with Taliya has been signed but is not yet operational.

       Sudan

       We currently have roaming agreements with the following telecommunications operators:

       o  Bashair Telecom Co. Ltd (also known as Areeba) of Khartoum, Sudan and

       o  Sudanese Mobile Telephone Co. (also known as Mobitel) of Khartoum,
          Sudan.

       Syria

       We currently have roaming agreements with the following telecommunications operators:



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Ms. Cecilia Blye
U.S. Securities and Exchange Commission
October 31, 2006
Page 3

       o  Syriatel Holding S.A. (also known as SyriaTel) of Damascus, Syria and

       o  Spacetel-Syria (also known as Spacetel) of Damascus, Syria.

               There are no other agreements or arrangements pursuant to which we facilitate telecommunications in or with Cuba, Iran, Sudan and Syria.

               To our knowledge, of the entities listed above, only Cubacel and MCI are either government entities or controlled by government entities. Cubacel is controlled by the Cuban government as its major shareholder and MCI is controlled by the Iranian government as its majority shareholder.

               We detail our receipts and obligations to Cubacel for 2003, 2004 and 2005 in our response to Question 4 below. With regard to MCI, our receipts (including tax) for 2003, 2004 and 2005 amounted to approximately nil, $2,997,500 and $3,269,500, respectively. Our payments (including tax) to MCI for 2003, 2004 and 2005 amounted to approximately nil, $1,536,500 and $723,500, respectively.

2. We note the disclosure in the Form 20-F, including disclosure on pages 36, 40 and 76, regarding your efforts to invest in Iran. Please provide us with updated information regarding the status of those efforts.
       -------------------------------------------------------------------------

               As noted in our Form 20-F and in our letter to the Division dated October 19, 2005, Turkcell participated in a consortium ("Irancell") that in 2004 was awarded the first private GSM operator tender in Iran. Irancell signed a license agreement with the Iranian Ministry of Communication and Information Technology in 2004, but the Iranian Parliament subsequently revised the license agreement in 2005. Although our Board of Directors decided to continue with the project despite the modifications to the license agreement, there has been no notification made by the Iranian Authorities regarding any resolution to the first private GSM operator tender in Iran. As a result, we requested an injunction order in Iranian courts seeking to compel the Ministry of Communication and Information Technology to implement the laws and regulations passed by the Iranian Parliament in connection with the GSM tender process. Such request for an injunction order was rejected in April 2006. We are currently reviewing our options for further legal action to recover our expenses in connection with our participation as part of Irancell in the first private GSM operator tender in Iran.

               We currently have no plans to invest in the Iranian market beyond those already disclosed in connection with Irancell.

3. Please describe to us in reasonable detail any other past, current and anticipated operations in or contacts with, Cuba, Iran, Sudan and Syria not discussed in the Form 20-F, whether through direct or indirect arrangements. Your response should include discussion of the extent to which your dealings have been or will

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Ms. Cecilia Blye
U.S. Securities and Exchange Commission
October 31, 2006
Page 4

       be with the governments of Cuba, Iran, Sudan, and Syria, or entities owned or controlled by those governments.
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               Beyond the roaming agreements discussed in our response to
       Question 1 above, we have had no operations in or contacts with Cuba, Syria or Sudan, whether directly or indirectly, from January 1, 2003, to present. We currently do not anticipate conducting operations in the future, whether directly or indirectly, in Cuba, Sudan or Syria. We also currently do not anticipate having contacts in the future with Cuba, Sudan or Syria, whether directly or indirectly, other than those required to maintain or improve our roaming agreements with operators in those countries.

               With regard to Iran, we have had no operations in Iran, whether directly or indirectly, from January 1, 2003, to present. The current status of our participation in an investment in Iran is disclosed in our response to Question 2 above. We also employ one individual in Iran as our representative in Iran. Our only other contact with Iran is that, in December 2003, together with a partner, we provided mobile communications equipment and systems on a temporary basis to meet emergency communication needs following an earthquake in the city of Bem, Iran. We received no compensation either directly or indirectly as a result of our provision of such equipment and systems. We have had no other contacts with Iran, whether directly or indirectly, from January 1, 2003, to present.

4. Please discuss the materiality of the operations or other contacts described in response to the foregoing comments, and whether those operations or contacts, individually or in the aggregate, constitute a material investment risk for your security holders. You should address materiality in quantitative terms for each country, including the dollar amounts of any associated assets and liabilities, and the dollar amount of revenues derived from business activities in or contacts with each country, during each year for which financial statements are provided in the Form 20-F. Please also address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value.

       We note, for example, that Arizona and Louisiana have adopted legislation requiring their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permitting divestment of state pension fund assets from, companies that conduct business with countries identified as state sponsors of terrorism. The Pennsylvania legislature has adopted a resolution directing its Legislative Budget and Finance Committee to report annually to the General Assembly regarding state funds invested in companies that have ties to terrorist-sponsoring countries. Florida requires issuers to disclose in their prospectuses any business contacts with Cuba or persons located in Cuba.



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Ms. Cecilia Blye
U.S. Securities and Exchange Commission
October 31, 2006
Page 5


       Illinois, Maine, New Jersey and Oregon have adopted, and other states are considering, legislation prohibiting the investment of certain state assets in, and/or requiring the divestment of certain state assets from, companies that conduct business with Sudan. Brown University, Harvard University, Stanford University, the University of California system, and other educational institutions have adopted policies prohibiting investment in, and/or requiring divestment from, companies that conduct business with Sudan. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have business contacts with Cuba, Iran, Sudan and Syria.
       -------------------------------------------------------------------------

               During the 2003 fiscal year, our payments (including tax) to the entities with which we had roaming agreements in Iran, Cuba, Sudan and Syria amounted to approximately $400, $104,500, $115,500 and $551,500, respectively. Such payments individually and in the aggregate amounted to less than 0.04% of our net revenues. During the same period, our receipts (including tax) from the entities with which we had roaming agreements in Iran, Cuba, Sudan and Syria amounted to approximately $500, nil, $14,000 and $150,000, respectively. Such receipts individually and in the aggregate amounted to less than 0.01% of our net revenues. All such payments and receipts were immaterial to our consolidated results of operations in 2003.

               During the 2004 fiscal year, our payments (including tax) to the entities with which we had roaming agreements in Iran, Cuba, Sudan and Syria amounted to approximately $1,539,000, $159,500, $90,500 and $686,500, respectively. Such payments, individually and in the aggregate, amounted to less than 0.08% of our net revenues. During the same period, our receipts (including tax) from the entities with which we had roaming agreements in Iran, Cuba, Sudan and Syria amounted to approximately $2,998,500, nil, $24,500 and $225,500, respectively. Such receipts, individually and in the aggregate, amounted to less than 0.11% of our net revenues. All such payments and receipts were immaterial to our consolidated results of operations in 2004.

               During the 2005 fiscal year, our payments (including tax) to the entities with which we had roaming agreements in Iran, Cuba, Sudan and Syria amounted to approximately $725,500, $222,500, $99,500 and $656,000, respectively. Such payments, individually and in the aggregate, amounted to less than 0.04% of our net revenues. During the same period, our receipts (including tax) from the entities with which we had roaming agreements in Iran, Cuba, Sudan and Syria amounted to approximately $3,271,000, nil, $29,000 and $337,000, respectively. Such receipts, individually and in the aggregate amounted to less than 0.1% of our net revenues. All such payments and receipts were immaterial to our consolidated results of operations in 2005.

Ms. Cecilia Blye
U.S. Securities and Exchange Commission
October 31, 2006
Page 6

               During 2004 and 2005, we incurred certain expenses outside Iran in connection with Irancell. We incurred expenses of approximately Euro
       7.3 million (approximately $8.9 million at the March 31, 2004, exchange rate) in the first quarter of 2004 and Euro 4.8 million (approximately $5.7 million at the December 31, 2005, exchange rate) in the fourth quarter of 2005 as a result of our payment of consultancy fees to BNP Paribas, which acted as the consultant to the Iranian authorities in connection with the private GSM operator tender. The tender specified that the winner of the tender would be required to pay the consultancy fees of BNP Paribas. We incurred a foreign exchange loss of approximately $12.9 million in the first quarter of 2005 as a result of the release of a payment guarantee we maintained with HSBC plc and the repayment of advances we had made to Irancell. Finally, we incurred approximately $4.9 million in miscellaneous expenses (some of which were incurred inside
       Iran) in 2004 and 2005 in connection with our participation in Irancell, including travel and lodging expenses for our employees and agents working on the Irancell project. Such expenses and losses in 2004 amounted to less than 0.45% of our net revenues and less than 0.60% of our net revenues in 2005.

               In assessing the materiality of our (i) roaming agreements with certain GSM operators in Iran; (ii) participation in the Irancell consortium in Iran; (iii) roaming agreement with a GSM operator in Cuba;
       (iv) roaming agreements with certain GSM operators in Sudan; and (v) roaming agreements with certain GSM operators in Syria, to our security holders, Turkcell has also taken into consideration qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential, prospective impact on its reputation and share price, that could result from the fact that Turkcell conducts business with countries that the U.S. State Department has identified as state sponsors of terrorism and that currently are subject to U.S. economic sanctions and/or export controls. Turkcell has specifically noted the adoption of legislation in Arizona, Louisiana and certain other U.S. states, the potential adoption of legislation by certain other U.S. states and the internal policies of certain U.S. institutions, which would prohibit investment in, and/or require divestment from, companies that conduct business with Iran, Cuba, Sudan and/or Syria. Our investor relations department has reported that it has only on rare occasion received any concerns or questions from investors or potential investors regarding our business involvement with U.S. sanctioned countries.

               Turkcell believes, taking into consideration both quantitative and qualitative factors, that its roaming agreements and potential investment in Iran, and roaming agreements in Cuba, Sudan and Syria are not material, individually or in the aggregate, and do not constitute a material investment risk to its shareholders. We believe that the potential investment in Iran may in the future be of greater significance to the Turkcell Group and accordingly we have



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Ms. Cecilia Blye
U.S. Securities and Exchange Commission
October 31, 2006
Page 7

       disclosed this potential investment and its ongoing status in our Form 20-F and in press releases furnished under Form 6-K.

                                     *****

Pursuant to the Staff's request, we acknowledge that:

       o we are responsible for the adequacy and accuracy of the disclosure in our filings with the Commission;
       o Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to our filings; and
       o we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       We understand that the Division of Enforcement has access to all information provided to the Staff of the Division of Corporation Finance in their review of our filings or in response to the Staff's comments on our filings.

       Please do not hesitate to call us with respect to this response on +90 212-313-2201 or James M. Bartos of Shearman & Sterling LLP on +44 20 7655 5000.


Yours sincerely,

Turkcell Iletisim Hizmetleri A.S.



/s/       Serkan Okandan
Serkan Okandan
Chief Financial Officer

cc:   U.S. Securities and Exchange Commission
        Mr. Larry Spirgel
        Mr. Pradip Bhaumik